August 11, 2015	News Release 15–17

SILVER STANDARD ACQUIRES VALMY PROPERTY AT MARIGOLD
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announced that it has entered into a definitive agreement (the “Agreement”) to acquire 2,844 hectares contiguous with our Marigold mine in Nevada (the “Valmy Property”) for $11.5 million from Newmont Mining Corporation (NYSE: NEM) (“Newmont”).
Paul Benson, President and CEO of Silver Standard stated, “This acquisition complements our strategy at Marigold to increase resources and add operating flexibility. Securing formerly operating open pits with exploration potential near Marigold’s Mackay pit provides our team another opportunity to create value for shareholders at Marigold.”
Transaction Highlights

▪
Silver Standard will acquire 100% of Newmont’s interest in a prospective land package contiguous with the Marigold mine with 196,000 ounces of historical gold production, under the terms of the Agreement.

▪	Potential to develop Mineral Resources at the Valmy and MUD deposits as well as test extensions to Marigold’s Basalt pit mineralization.

▪	Opportunity to improve and expand existing Marigold mine infrastructure in support of future mining operations.
Valmy Property and Exploration Program Overview

The Valmy Property is a 2,844 hectare land package surrounding portions of the Marigold mine to the east, south and west. The addition of the Valmy Property increases our total land holding at the Marigold mine by over 35% to 10,759 hectares. The eastern portion of the Valmy Property contains the Valmy and MUD deposits which are less than 1,000 meters east of Marigold’s Mackay deposit. Due to the proximity of the Valmy Property to our existing or planned infrastructure, the additional landholding affords the opportunity for improved haul road, waste rock storage area and leach pad designs at the Marigold mine. See Appendix A for a map of the Valmy Property and the current Marigold mine.

Mining of the Valmy and MUD deposits concluded in 2005. These areas will be the initial focus of our exploration program at the Valmy Property. The Valmy pit produced 196,000 ounces gold from 6.8 million tonnes of ore at a gold grade of 0.89 g/t between 2002 and 2005, as previously reported by Newmont in 2005.

We intend to commence a program to validate the Valmy Property drillhole database and develop a Mineral Resources estimate. Exploration will initially target resource extension around the Valmy and MUD pit surface excavations, in addition to the higher grade Basalt pit extension. The exploration program will consist of surface geological mapping, geochemical sampling and ground geophysics to support drilling. We anticipate drilling on the Valmy Property to commence in the first quarter of 2016, subject to obtaining the requisite permits and other approvals, as part of Marigold’s resource development program for 2016.

Transaction Overview

Under the terms of the Agreement, Silver Standard, through its wholly-owned subsidiary, Marigold Mining Company, will acquire 100% of Newmont’s interest in the Valmy Property for cash consideration of $11.5 million. The purchase price will be funded from cash on hand.

Completion of the transaction is subject to customary closing conditions, including regulatory approvals. Under the terms of the Agreement, Silver Standard will be required to provide financial assurances to the environmental regulatory authorities with respect to the Valmy Property’s long-term environmental and reclamation obligations. We expect the transaction to close in October 2015.

Qualified Persons

The scientific and technical data contained in this news release has been reviewed and approved by Thomas Rice and James Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice and Mr. Carver are employed at the Marigold mine as our Technical Services Manager and Chief Geologist, respectively.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental laws and regulations, including health, safety and environmental laws and regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes and our senior secured revolving credit facility; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: our ability to carry on our exploration and development activities; our ability to meet our obligations under our property agreements; the timing and results of drilling programs; the discovery of Mineral Resources and Mineral Reserves on our mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects; the price of the minerals we produce; the costs of operating and exploration expenditures; our ability to operate in a safe, efficient and effective manner; our ability to obtain financing as and when required and on reasonable terms; and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.
All figures in this news release are in U.S. dollars unless otherwise noted.

Appendix A: Location of the Valmy and Marigold properties in Nevada, U.S.

10
11
12
7
8
9
15
14
13
18
17
16
22
23
24
19
20
21
27
26
25
30
29
28
NW 29 PIT
MUD PIT
V-1
V-2
V-3
V-5
V-6
VALMY PIT
34
35
36
31
32
33
FRESH WATER POND
R42E
R43E
T33N
T32N
3
2
1
6
5
4
RECLAIMED BIOCELLS
GROWTH MEDIA
CURRENT MARIGOLD LAND POSITION
PRIVATE LAND
VALMY PROPERTY
SCALE
ONE MILE

MARIGOLD MINING COMPANY

P.O. BOX 160 / VALMY, NEVADA 89438
TEL. (775) 635-2317 / FAX (775) 635-2551